CUSIP No. 03237H101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Amylyx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03237H101

(CUSIP Number)

Morningside Venture Investments Limited

C/O THC Management Services S.A.M.,

2nd Floor,

Le Prince De Galles

3-5 Avenue Des Citronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Daniel White, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03237H101

(1)	Names of Reporting Persons Morningside Venture Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,618,846
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,618,846

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,618,846
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.92% (1)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Based on 66,716,388 shares of Common Stock outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023.

CUSIP No. 03237H101

(1)	Names of Reporting Persons MVIL, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,621,544
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,621,544

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,544
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.43% (1)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Based on 66,716,388 shares of Common Stock outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,618,846
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,618,846

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,618,846
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.92% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 66,716,388 shares of Common Stock outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Jill Marie Franklin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,618,846
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,618,846

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,618,846
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.92% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 66,716,388 shares of Common Stock outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,618,846
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,618,846

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,618,846
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.92% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 66,716,388 shares of Common Stock outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Cheung Ka Ho
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,618,846
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,618,846

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,618,846
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.92% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 66,716,388 shares of Common Stock outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Cheng Yee Wing Betty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,621,544
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,621,544

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,544
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.43% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 66,716,388 shares of Common Stock outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023.

CUSIP No. 03237H101

(1)	Names of Reporting Persons Wong See Wai
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,621,544
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,621,544

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,544
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.43% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 66,716,388 shares of Common Stock outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023.

CUSIP No. 03237H101

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on January 25, 2022 (the “Initial Statement”) and Amendment No. 1 to the Initial Statement filed on September 30, 2022. This Amendment No. 2 on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.0001 per share (the “Common Stock”), of Amylyx Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 43 Thorndike St., Cambridge, Massachusetts 02141. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Morningside Venture Investments Limited, a British Virgin Islands exempted company (“MVIL”), with respect to the Common Stock directly and beneficially owned by it;

(ii)	MVIL, LLC, a Delaware limited liability company (“MVIL LLC”), with respect to the Common Stock directly and beneficially owned by it;

(iii)	Frances Anne Elizabeth Richard, with respect to the Common Stock beneficially owned by her as a result of her position as a director with MVIL;

(iv)	Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her position as a director with MVIL;

(v)	Peter Stuart Allenby Edwards, with respect to the Common Stock beneficially owned by him as a result of his position as a director with MVIL;

(vi)	Cheung Ka Ho, with respect to the Common Stock beneficially owned by him as a result of his position as a director with MVIL;

(vii)	Cheng Yee Wing Betty, with respect to the Common Stock beneficially owned by her as a result of her position as a manager with MVIL LLC; and

(viii)	Wong See Wai, with respect to the Common Stock beneficially owned by him as a result of his position as a manager with MVIL LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards, and Cheung Ka Ho are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL, including by MVIL LLC, its wholly owned subsidiary. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities held by MVIL and MVIL LLC. Cheng Yee Wing Betty and Wong See Wai are the managers of MVIL LLC and share voting and dispositive power with respect to the securities held by MVIL LLC. Ms. Cheng and Mr. Wong each disclaim ownership of the securities owned by MVIL LLC. MVIL is ultimately wholly beneficially owned by a trust over which Adriel Wenbwo Chan and Yuk Lan Wong share authority to remove the trustee.

(b)	The business address of each of the Reporting Persons is:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

CUSIP No. 03237H101

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Daniel P. White, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Investment Administration Department

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)	The present principal business of MVIL, MVIL LLC, Ms. Richard, Ms. Franklin, Mr. Edwards, Mr. Cheung, Ms. Cheng and Mr. Wong is the venture capital and private equity investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

MVIL	British Virgin Islands
MVIL LLC	Delaware
Ms. Richard	United Kingdom
Ms. Franklin	United Kingdom
Mr. Edwards	United Kingdom
Mr. Cheung	Hong Kong
Ms. Cheng	New Zealand
Mr. Wong	Hong Kong

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

Between February 22, 2023 and March 29, 2023, MVIL sold an aggregate of 683,296 shares of Common Stock. Set out below are details of the sales of Common Stock shares carried out by MVIL:

Date of transaction	Entity making sale	Price	Number of shares sold	Nature of the transaction
2/22/2023	MVIL	$35.91	39,916	Open Market Sale
2/22/2023	MVIL	$36.34	10,084	Open Market Sale
2/23/2023	MVIL	$35.55	48,889	Open Market Sale
2/23/2023	MVIL	$36.24	1,111	Open Market Sale
2/24/2023	MVIL	$34.7	47,888	Open Market Sale
2/24/2023	MVIL	$35.34	2,112	Open Market Sale
3/2/2023	MVIL	$33.75	50,000	Open Market Sale
3/14/2023	MVIL	$34.54	70,714	Open Market Sale

CUSIP No. 03237H101

3/15/2023	MVIL	$33.12	108,934	Open Market Sale
3/15/2023	MVIL	$33.68	41,066	Open Market Sale
3/16/2023	MVIL	$32.55	9,122	Open Market Sale
3/21/2023	MVIL	$31.69	34,641	Open Market Sale
3/21/2023	MVIL	$32.17	28,807	Open Market Sale
3/27/2023	MVIL	$30.25	32,964	Open Market Sale
3/27/2023	MVIL	$30.8	28,000	Open Market Sale
3/28/2023	MVIL	$30.37	100,000	Open Market Sale
3/29/2023	MVIL	$30.45	29,048	Open Market Sale
TOTAL	—	—	683,296	—

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended as the following:

(1)

The aggregate percentage of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based on 66,716,388 shares of Common Stock outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 13, 2023. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.	Morningside Venture Investments Limited

(a)

As of the date hereof, MVIL beneficially owns 8,618,846 shares of Common Stock, representing a beneficial ownership of approximately 12.92% of the Common Stock. MVIL directly holds 6,997,302 shares of Common Stock and MVIL LLC, its wholly owned subsidiary, holds 1,621,544 shares of Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	8,618,846
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	8,618,846

B.	MVIL, LLC

(a)	As of the date hereof, MVIL LLC beneficially owns 1,621,544 shares of Common Stock, representing a beneficial ownership of approximately 2.43% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,621,544
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,621,544

C.	Frances Anne Elizabeth Richard

(a)	As of the date hereof, Ms. Richard beneficially owns 8,618,846 shares of Common Stock, representing a beneficial ownership of approximately 12.92% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	8,618,846
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	8,618,846

D.	Jill Marie Franklin

CUSIP No. 03237H101

(a)	As of the date hereof, Ms. Franklin beneficially owns 8,618,846 shares of Common Stock, representing a beneficial ownership of approximately 12.92% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	8,618,846
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	8,618,846

E. Peter Stuart Allenby Edwards

(a)	As of the date hereof, Mr. Edwards beneficially owns 8,618,846 shares of Common Stock, representing a beneficial ownership of approximately 12.92% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	8,618,846
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	8,618,846

F. Cheung Ka Ho

(a)	As of the date hereof, Mr. Cheung beneficially owns 8,618,846 shares of Common Stock, representing a beneficial ownership of approximately 12.92% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	8,618,846
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	8,618,846

G. Cheng Yee Wing Betty

(a)	As of the date hereof, Ms. Cheng beneficially owns 1,621,544 shares of Common Stock, representing a beneficial ownership of approximately 2.43% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,621,544
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,621,544

H. Wong See Wai

(a)	As of the date hereof, Mr. Wong beneficially owns 1,621,544 shares of Common Stock, representing a beneficial ownership of approximately 2.43% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,621,544
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,621,544

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 03237H101

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

99.2	Power of Attorney for Cheng Yee Wing Betty

99.3	Power of Attorney for Jill Marie Franklin

99.4	Power of Attorney for Peter Stuart Allenby Edwards

99.5	Power of Attorney for Cheung Ka Ho

99.6	Power of Attorney for Wong See Wai

CUSIP No. 03237H101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: April 3, 2023

For and on behalf of

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

For and on behalf of

MVIL, LLC

By:	/s/ Cheng Yee Wing Betty
Cheng Yee Wing, Manager

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Cheng Yee Wing Betty
Cheung Ka Ho

/s/ Wong See Wai
Cheung Ka Ho